
February 25, 2021

Ning Li
Chief Financial Officer
CNFinance Holdings Ltd.
44/F, Tower G, No. 16 Zhujiang Dong Road
Tianhe District, Guangzhou City, Guandong Province 510620
Peoples Republic of China

>   **Re: CNFinance Holdings Ltd.**
>   **Form 20-F For the Fiscal Year Ended December 31, 2019**
>   **Response dated January 14, 2021**
>   **File No. 001-38726**

Dear Mr. Li:

    We have reviewed your January 14, 2021 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

    After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 14, 2021 letter.

Response dated January 14, 2021

Item 5 Operating and Financial Review and Prospects
5.A. Operating Results
Overview, page 74

1.   We note your response to prior comment one where you state that if the loans were 90 days or more past due and the fair value of the collateral was less than the outstanding loan balance, you would follow ASC 326 and accrue an allowance for credit losses and record provision for losses accordingly. Furthermore, you state that you followed ASC 326-20-35-5 to use, as a practical expedient, the fair value of the collateral at the reporting date to calculate the allowance for credit losses for the collateralized loans and such fair value of the collaterals were adjusted for estimated costs to sell on a discounted basis.

Please address the following:
- Tell us and also disclose in future filings the amount of your loans, by collateral type (apartment, house, commercial property) for which you have an allowance determined based on the fair value of collateral, less cost to sell and the related allowance for credit losses for each applicable collateral category for both the fiscal and interim periods presented.
- We note your disclosure on page 17 that you determine the preliminary market value of the prospective real property collateral using external databases at the time borrowers submit their loan applications, as well as conduct site-visits to cross-check conditions, and compare the preliminary third-party appraiser report with quotes on an anonymous basis from local real estate agencies in the same neighborhood. However, you disclose that there is no assurance that you have complete and accurate information related to the prospective real property collateral. You also state that if you or your trust partners overestimate the market value of the real property collateral, the loans you facilitate may not be fully secured. Please tell us whether this market information is the primary basis for your disclosure of LTV values at origination.
- On page 45 of your Form 20-F, you state that you have established strict guidelines on the characteristics and quality of collateral, including, among others, an LTV capped at 70%. Please clarify whether this cap at 70% also includes your second lien loans, such that after also considering your second lien loan, the LTV is still capped at 70%.
- On page 55 of your Form 20-F, you disclose that to limit credit risk, you only permit home equity loans up to 70% LTV ratio, with a weighted average LTV ratio of 66.7%, 61.9%, and 57.9% for home equity loans originated in 2017, 2018, and 2019, to ensure recovery in the event of borrower default. Please separately disclose the weighted average LTV ratio at origination for your first lien loans separately from your second lien loans. Furthermore, in light of these LTVs at origination, please tell us the drivers for the significant allowance for credit loss levels on your past due loans.
- On page 57 of our Form 20-F you disclose the LTV, at origination, for each loan category by collateral type. In light of the importance of collateral values to your loan portfolio and related allowance for credit losses, please tell us and also disclose in future filings, as applicable, the updated LTV as of the most recent balance sheet date. As part of this disclosure, please address the detailed process for updating this information during the period the loan is held.

2. We note your disclosure on page 17 of your Form 20-F that if the attached assets are found to be subject to prior mortgage or other third parties' rights during proceedings, your interests will be ranked lower than these prior parties, thereby limiting or even preventing you from full coverage by the collateral. Please address the following:
   - In light of the importance of collateral to your loan portfolio and related allowance for credit loss methodology, please tell us and disclose the process you go through to

> attach your rights to the collateral at the time the loan is originated. For example, explain how a lien is attached to the property and whether you perform a lien search prior to making the loan.
> - Tell us whether there have been instances where you have tried to attach your rights to the collateral and found the assets to already be subject to prior mortgage or other third party rights. In those instances address whether you were able to recover any amounts outstanding on the loan.
> - In light of the fact that you conclude that many of your loans are collateral dependent, and thus measure impairment at the collateral value less costs to sell, tell us how often you have pursued foreclosure in the periods presented, segregating this information between first and second lien past due loans. As part of this response, please quantify the amounts where the foreclosure was ultimately concluded and quantify whether there were additional losses beyond what was already recorded in the allowance for credit losses (based on collateral less costs to sell). Additionally, tell us the time period from the beginning of the foreclosure process to the end. Lastly, quantify the situations where you abandoned the foreclosure process and describe the actions taken to recover on the loan.
> - Your disclosure indicates that you may need to resort to judicial or arbitration proceedings to help your partners foreclose on the collateral, which may be time-consuming and may ultimately not be possible. To the extent this remains the case, please tell us why it is appropriate to use the collateral value, less costs to sell, as the primary determination of the allowance for credit losses for past due loans.

3. We note the disclosure on page 45 of your Form 20-F that in 2017, 2018, and 2019, the average tenor of the home equity loans you originated was 66, 50, and 22 months with the weighted average effective interest rate (inclusive of interests and financing service fees, if applicable, payable by the borrowers) of 23.7%, 22.0%, and 19.4% per annum, respectively. Please address the following:
   - Tell us why the average tenor on the home equity loans has decreased so dramatically during the past three years. Please clarify whether this is an industry trend, or a trend particular to your business. Please also clarify whether there is any difference between the tenors between the first lien loans and second lien loans you originate.
   - Tell us whether the difference in tenor of home equity loans you originated over the past three years is driven by type of collateral, type of borrower, credit quality, or some other factor. If so, please disaggregate the average tenor disclosure by the factors driving the differences in tenor.

4. We note your response to comment one in your letter dated November 13, 2020 where you provide a table showing the charge-offs recorded due to the various scenarios of resolving the loan. Please address the following:
   - Provide an updated table to include interim 2020 data, with additional columns showing the amortized cost of the loans that were resolved by the different scenarios, the allowances recorded on those loans at the time of charge-off, additional provision for loan losses recorded at the time of the time of the scenario, in addition to the

     charge-off amounts currently shown.

- In light of the immediate actions you describe taking as soon as the loan becomes delinquent, including site visits after six days past due, and private negotiations with the borrowers when the loan is 30 days past due, tell us why so many of your loans have migrated to over 360 days past due.
- Tell us why you choose to sell so many of the loans to third parties and recognize a charge-off upon sale. As part of your response, please tell us whether you believe this approach results in you maximizing the expected recovery on the loan.
- Tell us whether you are selling the loans below collateral values, and if so, the reasons for this policy.
- Tell us the types of purchasers who are acquiring the delinquent loans indicating if any are considered to be related parties.
- Describe the typical negotiations process for the delinquent loan sales indicating if the sales are typically in bulk or on an individual basis.
- Tell us whether you retain any rights or obligations upon the sale of the loans to third parties.

5.   We note your response to comment two in your letter dated November 13, 2020 that the primary driver of charge-offs during 2019 was due to sales of loans to third parties. Please tell whether you recorded any recoveries on these loans during 2020 and describe the nature and source of the recoveries.

6.   We note your response to prior comment three in your letter dated November 13, 2020 where you provide a rollfoward of allowance for credit losses during the interim periods of fiscal 2020. Please address the following:
- Please tell us why loss recoveries significantly exceed the amount of charge-offs as of March 31, 2020 and June 30, 2020 for loans which are collectively assessed.
- Tell us the drivers of loss recoveries, for both loans collectively assessed for impairment and loans which are individually assessed for impairment, particularly in light of the fact that your charge-off policy appeared to primarily occur when the Group has determined that the remaining balance is uncollectible after exhausting all collection efforts.

    You may contact Michael Henderson, Staff Accountant at 202-551-3364 or Marc Thomas, Staff Accountant at 202-551-3452 if you have any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Finance